

02033095

P.E 5-1-02

1047716

1-14728

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549





MAY 6 2002

Pursuant to Rule 13ª - 16 or 15d - 16 of the
Securities Exchange Act of 1934

For the month of May 2001

LAN CHILE S. A.
(Exact name of Registrant as specified in its charter)

CHILEAN AIRLINE INC.
(Translation of Registrant's name into English)



PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Américo Vespucio Sur 901
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 - F or Form 40 - F.

Form 20 - F X ____ Form 40 - F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3 - 2(b) under Securities Exchange Act of 1934.

Yes ____ No X ____

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b):

82-__________________

SIGNIFICANT INFORMATION

The Ordinary Shareholders Meeting of Lan Chile S.A. held on April 26th, 2002, adopted, the following main agreements:

- Approve the distribution of the obligatory minimum dividend of US$ 0.00441 per share corresponding to 2001 earnings. The dividend will be paid on May 10th, 2002.
- Election of the Board of Directors of Lan Chile S.A. as follow:

- Jorge Awad Mehech
- Darío Calderón González
- José Cox Donoso
- Juan José Cueto Plaza
- Juan Cueto Sierra
- Ramón Eblen Kadis
- Pablo Piñera Echenique
- Boris Hirmas Said
- Sebastián Piñera Echenique

The election of president of the Board of Directors will take place in the first Board of Ditectors Meeting after the Ordinary Shareholders Meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAN CHILE S. A.
(Registrant)

DATE: April 29, 2002

By: 

LUIS E. VIDELA
General Manager